UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports first-quarter results

SALFORD, England—(May 8, 2017)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month period ended March 31, 2017.

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2017

Results are summarized as follows:

Three-month periods ended March 31,
	2017	2016
Revenue	$103.4m	$108.8m
Trading profit Trading margin Operating profit	$10.5m 10.2% $10.7m	$11.8m 10.8% $13.8m
Net income Earnings per share – Basic (1)	$6.6m $0.25	$8.7m $0.33
Adjusted net income (2) Adjusted earnings per share – Basic Adjusted earnings per share – Diluted	$7.2m $0.27 $0.27	$8.1m $0.30 $0.30
Adjusted EBITDA (3) Adjusted EBITDA margin	$15.3m 14.8%	$16.8m 15.4%
Net cash flows from operating activities	$9.6m	$3.0m
Net debt (total debt less cash)	$105.9m	$101.9m
Total equity – book value (net assets) £0.50 ordinary shares outstanding	$153.4m 26.4m	$160.0m 26.6m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including, certain accounting charges relating to acquisitions and disposals of businesses (comprising the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), IAS 19R retirement benefits finance charge, profit on sale of redundant site, restructuring and other expense, and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.
(3)	Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions, profit on sale of redundant site, restructuring and other expense, other share-based compensation charges and depreciation and amortization. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

1

Q1 2017 BUSINESS REVIEW

•	Q1 2017 IFRS operating profit and net income were lower than in Q1 2016, but, along with management non-GAAP adjusted measures, showed a good recovery from the latter two quarters of 2016 and were better than initially expected, underpinning our positive guidance provided for 2017 in March.
•	Gas Cylinders Division: Q1 2017 segment trading profit was up on Q1 2016, with stronger sales of medical cylinders and the benefit of cost-reduction actions.
•	Elektron Division: Q1 2017 segment trading profit showed significant sequential improvement over the weak ending to 2016, but remained down on Q1 2016, primarily due to lower repeat chemical catalysis sales, which are expected to occur later in 2017.
•	Strategic projects: Growing sales of SoluMag® alloy reflect improved U.S. energy market conditions, with more traditional alloy markets stable.
•	With growth in asset values, the consolidated net pension liability fell further and had a positive effect on shareholder equity funds in the quarter.
•	2017 guidance is maintained due to improved operational momentum, order recovery in chemical catalysis products and U.S. defense, growth in new products from recent strategic initiatives, and greater stability in traditional magnesium product lines.

First-quarter results

	2017			2016
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	54.4	49.0	103.4	59.1	49.7	108.8
Trading profit	3.3	7.2	10.5	3.0	8.8	11.8
Return on Sales % (Trading profit / Revenue)	6.1%	14.7%	10.2%	5.1%	17.7%	10.8%
Adjusted EBITDA(1)	5.2	10.1	15.3	5.0	11.8	16.8
Adjusted EBITDA margin % (Adjusted EBITDA / Revenue)	9.6%	20.6%	14.8%	8.5%	23.7%	15.4%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q1 2016 – as reported under IFRS	59.1	49.7	108.8
FX translation impact – on non-U.S. operating results	(2.0)	(1.7)	(3.7)
Q1 2016 – adjusted for FX translation	57.1	48.0	105.1
Trading variances – Q4 2016 v Q1 2017	(2.7)	1.0	(1.7)
Q1 2017 – as reported under IFRS	54.4	49.0	103.4

On an IFRS-reported basis, revenue in Q1 2017 was $103.4m compared to $108.8m for Q1 2016. An adverse FX translation difference of $3.7m on sales accounted for the majority of the reduction when compared to Q1 2016, with net trading variances being a reduction of $1.7m. On an underlying basis, strong Elektron sales were offset by lower Gas Cylinders composite sales.

Gas Cylinders Division revenue in Q1 2017 was lower at $54.4m compared to $59.1m in Q1 2016. FX translation differences were adverse by $2.0m, and underlying revenue was $2.7m lower.

•	In a very competitive sector, alternative fuel (AF) sales were down on Q1 2016, leading to composite sales having a weaker quarter.
2

•	Self-contained breathing apparatus (SCBA) sales in Q1 2017, while lower than in Q1 2016, improved over the latter two quarters of 2016. Customer inventory headwinds that impacted shipments now appear to be resolved.
•	We achieved higher sales in the European medical sector compared to Q1 2016, led by our advanced L7X® range of cylinders, as well as both composite hoop-wrapped and aluminum products, showing improvement. This follows destocking in this sector in 2016 and more recently, major customers indicating a stronger level of demand for 2017.
•	Additionally, we experienced higher demand for industrial cylinders, which led to an overall improvement in aluminum cylinder sales compared to Q1 2016.
•	Superform revenue was down on Q1 2016 due to the timing of projects, but our new customer contracts are expected to deliver progressive benefit through 2017.

Elektron Division revenue in Q1 2017 was $49.0m compared to $49.7m in Q1 2016. FX translation differences were adverse by $1.7m, and underlying revenue was $1.0m higher.

•	Encouragingly, there has been a particularly large increase in sales of our magnesium-based self-heating technology used in ready-to-eat meals (MRE), following the shortage of orders seen in the latter part of 2016. Sales remained down for other Luxfer Magtech defense-related products, but new orders have been received that will require shipments mainly in the second half of 2017.
•	Sales of our proprietary SoluMag® alloy continued to increase, enhanced by evidence of a modest upturn in oil and gas activity in North America and progress with broadening the SoluMag® product line.
•	Despite stable shipments of automotive catalysis materials, overall catalysis sales were down in Q1 2017 due to later than expected timing of repeat chemical catalysis shipments in 2017 compared to 2016.

Trading profit:

Trading profit of $10.5m in Q1 2017 was lower than the $11.8m in Q1 2016, but much improved compared to results posted during the second half of 2016, in line with our most recent guidance. The recovery in shipments of flameless MRE heaters was better than originally expected, and order cover improved for other U.S. defense-related products. FX translation differences reduced trading profit by $0.2m, while FX transaction differences increased trading profit by $0.4m; therefore, at constant exchange rates, trading profit was down $1.5m.

Gas Cylinders Division trading profit was $3.3m, $0.3m higher compared to Q1 2016.

•	FX differences reduced trading profit by $0.1m, and underlying trading profit increased by $0.4m.
•	Profits were improved by additional cost savings achieved across the division, along with higher demand from customers in the medical sector. These factors offset some upward pressure in material costs and lower sales in the AF business.

Elektron Division trading profit in Q1 2017 was $7.2m, $1.6m lower compared to Q1 2016.

•	FX differences increased trading profit by $0.3m, and underlying trading profit fell by $1.9m.
•	The fall in trading profit from Q1 2016 is mainly related to timing of repeat chemical catalysis orders, which are expected later in 2017, and continuing compressed orders for certain defense-related magnesium products.
3

•	The result compared to recent quarters was helped by improved sales of defense-related products. Several products are now back at prior-year levels before the destocking impact experienced in the latter part of 2016, and order cover is still improving.
•	Cost-saving actions helped partially offset those areas where we still await full recovery of defense orders.

Restructuring and other expense

In Q1 2017, we incurred $0.2m of litigation costs relating to the ongoing patent infringement case within the Elektron Division. In Q1 2016, we incurred $0.1m of costs related to this same case. We also incurred $0.2m of rationalization costs, of which $0.1m was incurred within the Elektron and Gas Cylinders Divisions, respectively; this was offset by a $0.2m credit within the Gas Cylinders Division relating to sales of inventory that was previously written down as part of the closure of our German operation.

Sale of redundant site in 2016

In March 2016, we sold our redundant Redditch site in the U.K. for $3.0m to a company that specializes in remediating and redeveloping contaminated land, realizing a profit of $2.1m. As a term of the sale, the purchaser assumed responsibility for environmental liabilities related to the site. Our protection from future environmental liabilities is dependent in part on a pre-arranged insurance policy that came into force when on-site remediation was complete, which occurred in March 2017. Therefore, in Q1 2017 we recorded a $0.4m credit as a result of the release of the remaining provision in relation to potential contamination costs at this site.

Other income statement items

Gross margin percentage was higher in Q1 2017 compared to Q1 2016, increasing from 24.3% to 24.9%, primarily resulting from cost savings. Gross profit in Q1 2017 was $25.7m compared to $26.4m in Q1 2016, reduced by $0.8m due to FX differences, with other trading variances being positive by $0.1m.

Distribution costs at $2.1m were $0.2m higher than those in Q1 2016, and administrative expenses were $0.4m higher than in Q1 2016 at $13.2m. Our share of results of joint ventures and associates was a $0.1m profit both in Q1 2017 and 2016.

Trading profit in Q1 2017 was $10.5m, down $1.3m on Q1 2016, as explained above.

Group operating profit was $10.7m compared to $13.8m in Q1 2016. The decrease resulted partially from the fall in trading profit. We also recognized an exceptional credit of $2.1m in Q1 2016 relating to the profit on the sale of the redundant Redditch site, compared to a $0.4m credit during Q1 2017, as explained above. This was partially offset by a $0.2m expense for restructuring and other costs in Q1 2017, compared to a $0.1m expense in Q1 2016.

Group adjusted EBITDA (reconciled to net income in Note 4 of this release) for the quarter was $15.3m, still $1.5m lower than in Q1 2016, but similar to Q1 2015 ($15.4m). There was a $1.7m decrease for the Elektron Division, partially offset by a $0.2m increase in the Gas Cylinders Division. The FX impact was $nil.

4

Operating profit to net income

The net interest charge in Q1 2017 of $1.6m was flat compared with Q1 2016. The IAS 19R retirement benefits charge was $0.5m, consistent with the charge of $0.5m in Q1 2016.

Profit on operations before taxation was $8.6m in Q1 2017 (Q1 2016: $11.6m). Income tax expense was $2.0m (Q1 2016: $2.9m), and the statutory effective tax rate was 23.3% (Q1 2016: 25.0%). The rate change in Q1 2017 was predominantly due to the changes in profit mix against Q1 2016. The underlying effective tax rate on adjusted net income was 24.2% (Q1 2016: 25.7%).

Net income in the period was $6.6m compared with $8.7m in Q1 2016. Adjusted net income in Q1 2017 was $7.2m compared with $8.1m in Q1 2016 (see Note 4 of this release).

Unadjusted basic EPS in Q1 2017 was $0.25 compared to $0.33 for Q1 2016 (see Note 5 of this release). Adjusted diluted EPS, which is used by management to measure underlying performance, was $0.27 compared to $0.30 for Q1 2016.

Cash flow and net debt

There was a net increase in cash and cash equivalents of $26.6m in Q1 2017 compared to a net increase in Q1 2016 of $12.3m. Cash balances at the end of Q1 2017 were $40.4m compared to $48.9m at the end of Q1 2016. The net debt position, which is bank and other loans, less cash and cash equivalents and which we believe is a more accurate measure of total liquidity changes, was higher at $105.9m (see Note 2 of this release) at the end of Q1 2017 compared to $101.9m in Q1 2016. Surplus cash has been and may in future periods be used to repay some of the banking revolver loans.

Net cash flow from continuing operating activities was an inflow of $9.6m in Q1 2017 compared to an inflow of $3.0m in Q1 2016. Working capital increases led to an outflow of $3.9m compared to an outflow of $10.2m in Q1 2016.

Net cash flow from investing activities was an outflow of $3.4m in Q1 2017 compared to an inflow of $0.7m in Q1 2016. Purchases of property, plant and equipment resulted in an outflow of $2.3m in Q1 2017 compared to an outflow of $3.2m in Q1 2016. Net cash flows on purchase of businesses were $1.3m in Q1 2017 due to deferred consideration payable in relation to the 2014 acquisition of two Utah businesses (Vexxel and HyPerComp Engineering Inc.). In Q1 2016, we received $3.0m from the sale of a redundant site, discussed in more detail above.

The above trading activities resulted in a net cash inflow before financing of $6.2m in Q1 2017 compared to an inflow of $3.7m in Q1 2016.

Cash flows from financing activities in Q1 2017 were a net inflow of $20.4m compared to a net inflow of $8.6m in Q1 2016. During Q1 2017, there was a net drawdown on our banking facilities of $25.1m (Q1 2016: $19.5m); dividends of $3.3m were paid to shareholders (Q1 2016: $3.4m); and $1.5m of interest was paid to debtholders (Q1 2016: $1.5m). In Q1 2017, there was no buy-back of shares (Q1 2016: $6.0m). The 2016 buy-back is discussed in more detail below.

Retirement benefits

The retirement benefits (pension) deficit at Q1 2017 was $57.4m and at Q1 2016 was $63.3m. In 2017, the liability decreased by $9.1m from $66.5m at Q4 2016 due to higher asset values.

5

Share buy-back program

In June 2015, the Board announced a share buy-back program of up to $10.0m to cover the needs of employee share plans. Shareholder approval for purchases was granted at the 2014 Annual General Meeting (for purchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The timing and size of any additional purchases under this program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

At the date of this report the Group had purchased 780,989 shares at a cost of $8.4m; therefore, of the budget of $10.0m for the current program, $1.6m now remains. No shares have been purchased in 2017 to date.

Strategic product development update

In Q3 2016, Biotronik, our partner in the joint research and development program on their bioresorbable scaffold, launched their product, branded Magmaris®, in certain countries in Europe, the Middle East and Australasia. Our SynerMag® alloy system, used in the Magmaris scaffold, is manufactured in our purpose-built, ISO 13485-approved manufacturing and testing center in Manchester, U.K.

Another new magnesium alloy, SoluMag®, for use in the oil and gas industry, was successfully commercialized and is now contributing to profitability on an increasing level. We have now broadened the SoluMag® product portfolio, including high-ductility, high-strength and ‘fresh’ water variants for drilling applications.

We have three specific magnesium alloy components being tested for inclusion in new designs of aircraft seats, and we remain highly optimistic that we will get some components flying in 2017.

We are continuing to invest in extending the capabilities of our Superform business in response to new business won for 2017 and onwards with Ferrari and another manufacturer of prestige sports cars; we expect forming sales shipments to begin in the second half of 2017. New Superform equipment includes a hemming cell to produce complete assembled enclosures (including doors and trunk lids) rather than just inner and outer panels, as well as a ‘restrike’ press to allow additional forming operations to be done on panels after superforming. We expect our new facility in the U.K., ‘Superform Technology Center’, to be open in Q2 and it will become the center of excellence for our assembly capabilities.

6

Other information

On November 4, 2016, it was announced that Brian Purves, the Company’s chief executive officer for the last 15 years, had informed the board of directors of his intention to retire during the course of 2017.

At the board’s request, Mr. Purves agreed to remain in his current role until his successor is appointed. The Company is working to ensure a smooth transition; the nominations committee of the board appointed an external advisor, a sub-committee considered candidates, and we are close to finalizing an offer to our preferred candidate.

Mr. Purves was a member of the two-man buy-in team that led the private equity-funded purchase of certain downstream assets from British Alcan in 1996, forming a new company initially called British Aluminium. Since that date, the re-named Luxfer Group has been significantly re-shaped and put on a sound financial footing, culminating in listing on the NYSE in October 2012.

The Company expects to update shareholders on progress during the AGM on May 23.

SUMMARY & OUTLOOK

Following the difficult second half of 2016, the financial result for Q1 2017 represents a significant recovery consistent with our view that many of the temporary effects that we were experiencing in the later months of 2016 would reverse in 2017. Revenue, EPS and cash flow all showed strong improvements from that difficult period as order cover was restored in several areas, and cost-reduction actions were put in place.

Our order book, including for defense products, has improved, although lead times mean that some of the resulting sales will only commence in the second half of 2017. Although we now have orders for the chemical detection kits produced by Luxfer Magtech, one area where we continue to experience a lack of order cover is for their chemical decontamination products.

With improved order cover, growing benefit from commercialization of strategic initiatives, an increasing benefit from exchange rates and a renewed focus on cost control, we remain confident that our previous guidance to achieve at least 10% improvement in annual EBITDA and EPS remains sound.

7

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 14, 2017. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

8

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended March 31,
	2017	2016
CONTINUING OPERATIONS	$M	$M
REVENUE	103.4	108.8
Cost of sales	(77.7)	(82.4)
Gross profit	25.7	26.4
Distribution costs	(2.1)	(1.9)
Administrative expenses	(13.2)	(12.8)
Share of results of joint ventures and associates	0.1	0.1
TRADING PROFIT	10.5	11.8
Profit on sale of redundant site	0.4	2.1
Restructuring and other expense	(0.2)	(0.1)
OPERATING PROFIT	10.7	13.8
Other income / (expense):
Finance income:
Interest received	0.1	0.1
Finance costs:
Interest costs	(1.7)	(1.7)
IAS 19R retirement benefits finance charge	(0.5)	(0.5)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.1)
PROFIT ON OPERATIONS BEFORE TAXATION	8.6	11.6
Income tax expense	(2.0)	(2.9)
NET INCOME FOR THE PERIOD	6.6	8.7

Attributable to:
Equity shareholders	6.6	8.7

NET INCOME FOR THE PERIOD	6.6	8.7
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	-	0.1
Amortization on acquired intangibles	0.3	0.3
IAS 19R retirement benefits finance charge	0.5	0.5
Profit on sale of redundant site	(0.4)	(2.1)
Restructuring and other expense	0.2	0.1
Other share-based compensation charges	0.3	0.4
Income tax thereon	(0.3)	0.1
ADJUSTED NET INCOME	7.2	8.1

9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended March 31,
	2017	2016
	$M	$M

Net income for the period	6.6	8.7
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	1.6	(0.6)

Fair value movements in cash flow hedges	2.8	(0.3)
Transfers to consolidated income statement on cash flow hedges	0.2	(0.8)
Deferred income taxes on cash flow hedges	(0.5)	0.2
Hedge accounting income / (expense) adjustments	2.5	(0.9)

Total hedge accounting and translation of foreign operations movements	4.1	(1.5)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	8.8	(6.5)
Deferred income taxes on remeasurement of defined benefit retirement plans	(1.8)	2.1
Retirement benefits changes	7.0	(4.4)
Total other comprehensive income / (loss) movements for the period	11.1	(5.9)
Total comprehensive income for the period	17.7	2.8

Attributed to:
Equity shareholders	17.7	2.8

10

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2017 AND 2016 (UNAUDITED) AND AS OF DECEMBER 31, 2016 (AUDITED)

	March 31,	March 31,	December 31,
	2017	2016	2016
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	126.8	134.0	127.9
Intangible assets	81.1	85.7	80.6
Investments	9.6	6.3	10.0
Deferred income tax assets	14.5	14.6	16.6
Trade and other receivables	0.5	-	0.3
	232.5	240.6	235.4
Current assets
Inventories	87.6	93.5	82.5
Trade and other receivables	64.2	72.7	57.6
Income tax receivable	0.9	0.3	2.4
Cash and cash equivalents	40.4	48.9	13.6
	193.1	215.4	156.1
TOTAL ASSETS	425.6	456.0	391.5

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.4	56.4
Treasury shares	(7.0)	(7.3)	(7.1)
Retained earnings	315.1	314.0	308.1
Own shares held by ESOP	(0.5)	(0.2)	(0.5)
Share-based compensation reserve	4.1	4.5	3.8
Hedging reserve	(0.8)	(4.4)	(3.3)
Translation reserve	(56.3)	(45.4)	(57.9)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	153.4	160.0	141.9
Total equity	153.4	160.0	141.9

Non-current liabilities
Bank and other loans	146.3	150.8	121.0
Retirement benefits	57.4	63.3	66.5
Deferred income tax liabilities	5.3	1.7	4.9
Deferred contingent consideration	1.5	3.0	1.5
Provisions	1.4	1.5	1.1
Trade and other payables	1.2	-	0.6
	213.1	220.3	195.6
Current liabilities
Trade and other payables	54.6	67.9	51.1
Current income tax liabilities	0.2	1.2	0.1
Deferred contingent consideration	-	-	1.3
Provisions	1.0	3.2	1.5
Dividends payable	3.3	3.4	-
	59.1	75.7	54.0
Total liabilities	272.2	296.0	249.6
TOTAL EQUITY AND LIABILITIES	425.6	456.0	391.5
11

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended March 31,

	2017	2016
	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	6.6	8.7
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	2.0	2.9
Depreciation and amortization	4.5	4.6
Profit on sale of redundant site	(0.4)	(2.1)
Share-based compensation charges net of cash settlement	0.3	0.4
Net interest costs	1.6	1.6
IAS 19R retirement benefits finance charge	0.5	0.5
Unwind of discount on deferred contingent consideration from acquisitions	-	0.1
Share of results of joint ventures and associates	(0.1)	(0.1)
Changes in operating assets and liabilities:
Increase in receivables	(3.9)	(10.7)
Increase in inventories	(4.5)	(1.9)
Increase in payables	4.5	2.4
Movement in retirement benefits obligations	(1.6)	(1.4)
Movement in provisions	0.2	(0.6)
Acquisition and disposal costs paid	-	(1.2)
Income taxes paid	(0.1)	(0.2)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	9.6	3.0
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(2.3)	(3.2)
Purchases of intangible assets	(0.4)	(0.2)
Proceeds from sale of redundant site	-	3.0
Investment in joint ventures and associates	0.5	1.0
Interest income received from joint ventures and associates	0.1	0.1
Net cash flows on purchase of businesses	(1.3)	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	(3.4)	0.7
NET CASH FLOWS BEFORE FINANCING	6.2	3.7
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.8)	(0.3)
Interest paid on Loan Notes	(0.7)	(1.2)
Draw down on banking facilities	25.1	19.5
Dividends paid	(3.3)	(3.4)
Utilization / (purchase) of treasury shares	0.1	(6.0)
NET CASH FLOWS FROM FINANCING ACTIVITIES	20.4	8.6
NET INCREASE IN CASH AND CASH EQUIVALENTS	26.6	12.3
Net foreign exchange movements	0.2	(0.3)
Cash and cash equivalents at beginning of period	13.6	36.9
Cash and cash equivalents at end of period	40.4	48.9
12

1.	Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before profit on sale of redundant sites and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant sites, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended March 31, 2017				Three-month period ended March 31, 2016
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	54.4	49.1	-	103.5	59.1	49.7	-	108.8
Inter-segment revenue	-	(0.1)	-	(0.1)	-	-	-	-
Revenue to external customers	54.4	49.0	-	103.4	59.1	49.7	-	108.8
Result
Adjusted EBITDA	5.2	10.1	-	15.3	5.0	11.8	-	16.8
Other share-based compensation charges	(0.1)	(0.2)	-	(0.3)	(0.2)	(0.2)	-	(0.4)
Depreciation and amortization	(1.8)	(2.7)	-	(4.5)	(1.8)	(2.8)	-	(4.6)
Trading profit – segment result	3.3	7.2	-	10.5	3.0	8.8	-	11.8
Profit on sale of redundant site	-	-	0.4	0.4	-	-	2.1	2.1
Restructuring and other expense	0.1	(0.3)	-	(0.2)	-	(0.1)	-	(0.1)
Operating profit	3.4	6.9	0.4	10.7	3.0	8.7	2.1	13.8
Net interest costs	-	-	(1.6)	(1.6)	-	-	(1.6)	(1.6)
IAS 19R retirement benefits finance charge	-	-	(0.5)	(0.5)	-	-	(0.5)	(0.5)
Unwind of discount on deferred contingent consideration from acquisitions	-	-	-	-	-	(0.1)	-	(0.1)
Profit / (loss) on operations before tax	3.4	6.9	(1.7)	8.6	3.0	8.6	-	11.6
Income tax expense			(2.0)	(2.0)			(2.9)	(2.9)
Net income for the period				6.6				8.7
Other segment information
Segment assets	155.3	195.0	75.3	425.6	165.7	210.2	80.1	456.0
Segment liabilities	(24.5)	(17.4)	(230.3)	(272.2)	(34.7)	(19.3)	(242.0)	(296.0)
Net assets / (liabilities)	130.8	177.6	(155.0)	153.4	131.0	190.9	(161.9)	160.0
Capital expenditure: Property, plant and equipment	1.3	0.8	-	2.1	1.7	1.1	-	2.8
Capital expenditure: Intangible assets	0.2	0.2	-	0.4	0.2	-	-	0.2

2.	Calculation of net debt
	March 31,	March 31,	December 31,
	2017	2016	2016
Net debt is represented by:	$M	$M	$M
Non-current bank and other loans	(146.3)	(150.8)	(121.0)
Less:
Cash and cash equivalents	40.4	48.9	13.6
Net debt at the end of the period	(105.9)	(101.9)	(107.4)
13

3.	Other income / (expense) items
Three-month periods ended March 31,

2017	2016
$M	$M
a)	Profit on sale of redundant site
Credited to operating profit:
Profit on sale of redundant site	0.4	2.1

b)	Restructuring and other expense
Credited / (charged) to operating profit:
Rationalization of operations	-	-
Patent infringement litigation costs	(0.2)	(0.1)
	(0.2)	(0.1)

Profit on sale of redundant site

For the three-month period ended March 31, 2017, a credit of $0.4m was recognized in relation to a provision that has been released. The provision was held with regards to remediation works at the former Redditch site, which was sold during 2016. Given the onsite remediation works were completed in March 2017, it was appropriate to release the provision.

For the three-month period ended March 31, 2016, a profit of $2.1m has been recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

Rationalization of operations

For the three-month period ended March 31, 2017, we incurred $0.2m of rationalization costs, of which $0.1m was incurred within the Elektron and Gas Cylinders Divisions respectively. This was offset by a $0.2m credit within the Gas Cylinders Division relating to sales of inventory that was previously written down as part of the closure of our German operation in the prior year.

Patent infringement litigation costs

For the three-month period ended March 31, 2017, and March 31, 2016, we incurred $0.2m and $0.1m of costs respectively, within the Elektron Division in relation to the ongoing patent infringement litigation against a competitor.

14

4.	Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods, the most comparable IFRS measure.

	Three-month periods ended March 31,

	2017	2016
	$M	$M
Net income for the period	6.6	8.7
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	-	0.1
Amortization on acquired intangibles	0.3	0.3
IAS 19R retirement benefits finance charge	0.5	0.5
Profit on sale of redundant site	(0.4)	(2.1)
Restructuring and other expense	0.2	0.1
Other share-based compensation charges	0.3	0.4
Income tax thereon	(0.3)	0.1
Adjusted net income	7.2	8.1

Add back / (deduct):
Income tax thereon	0.3	(0.1)
Income tax expense	2.0	2.9
Net interest costs	1.6	1.6
Depreciation and amortization	4.5	4.6
Amortization on acquired intangibles	(0.3)	(0.3)
Adjusted EBITDA	15.3	16.8

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

15

5.	Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods
	ended March 31,
	2017	2016
	$M	$M
Basic earnings:
Net income for the period attributable to ordinary shareholders	6.6	8.7

Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	-	0.1
Amortization on acquired intangibles	0.3	0.3
IAS 19R retirement benefits finance charge	0.5	0.5
Profit on sale of redundant site	(0.4)	(2.1)
Restructuring and other expense	0.2	0.1
Other share-based compensation charges	0.3	0.4
Income tax thereon	(0.3)	0.1
Adjusted earnings	7.2	8.1

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,425,153	26,565,345
Exercise of share options	244,651	330,391
For diluted earnings per share	26,669,804	26,895,736

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.27	$0.30
Unadjusted	$0.25	$0.33
Diluted
Adjusted	$0.27	$0.30
Unadjusted	$0.25	$0.32

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

16

6.	Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at March 31, 2017.

The main reason for the decreased deficit at March 31, 2017, when compared to March 31, 2016, is that the asset values have been higher than expected over the quarter.

The movement in the pension liability is shown below:

	Three-month periods ended March 31,

	2017	2016
	$M	$M
Opening balance	66.5	58.9
Charged to the income statement	1.6	2.0
Cash contributions	(2.8)	(2.9)
(Credited) / charged to the statement of comprehensive income	(8.8)	6.5
Exchange difference	0.9	(1.2)
Closing balance	57.4	63.3

7.	Dividends paid and proposed
	Three-month periods Ended March 31,

	2017	2016
	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	-	3.4
Interim dividend paid February 1, 2017 ($0.125 per ordinary share)	3.3	-
	3.3	3.4
Dividends declared after March 31 (not recognized as a liability as at March 31):
Interim dividend declared and paid May 4, 2016 ($0.125 per ordinary share)	-	3.3
Interim dividend declared and paid May 3, 2017 ($0.125 per ordinary share)	3.3	-
	3.3	3.3

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: May 8, 2017

By: /s/ David N. Fletcher

  David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC